

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 12, 2017

Via E-Mail
Jackie Chang
Chief Financial Officer
Himax Technologies, Inc.
No. 26, Zih Lian Road
Sinshih District
Tainan City 74148
Taiwan, Republic of China

      Re: Himax Technologies, Inc.
              Form 20-F for the Fiscal Year Ended December 31, 2016
              Filed April 12, 2017
              File No. 0-51847

Dear Ms. Chang:

We refer you to our comment letter dated June 29, 2017 regarding potential business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Cecilia Blye

                             Cecilia Blye, Chief
                             Office of Global Security Risk

    cc: Amanda Ravitz
         Assistant Director